Annestes Thoroughbreds

Technology | Kentucky Derby | Thoroughbred | Horse Race | Sports Technology

Join the Triple Crown ownership dream with a portfolio of homebred thoroughbreds

SPORTBLX.COM/OFFERINGS/ANNESTES-THOROUGHBREDS VERSAILLES KENTUCKY



MAX PLAYER
1ST 2020 WITHERS (G3)
ANNESTES THOROUGHBREDS
SPORT BLX



Annestes Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition, an opportunity that has been unavailable to the general public.

John Hall CEO Adara Asset Management (Board Member) @ Annestes Thoroughbreds

Why you may want to support us...

1. We are giving investors an opportunity to own a high quality stable of homebred racehorses
2. Max Player has run in the classic races in 2020 and will run in the Preakness.
3. All three thoroughbreds have strong pedigrees on both sides of their families.
4. Owners of 5% of Annestes Thoroughbreds will have a right of first offer in a sale of any of the horses
5. Limited opportunity to own equity and partner with some of the most successful names in the industry
6. We are different then the industry's syndicate models and do not charge a markup to our investors
7. You can buy shares for anyone who is a fan of horse racing - family or friends
8. Investors will have access to content on the SportBLX site and be eligible for unique on-track experiences
9. For Admins: **$0** raised from prior investors

unique on-track experiences

9. For Admins: **$0** raised from prior investors

10. For Admins: **$0** lifetime revenue
11. For Admins: **0** users and customers
12. For Admins: Incorporated: false | Financials: No

Why investors ❤ us

WE'VE RAISED $127,508 SINCE OUR FOUNDING



Horse racing is a culture that I love to be near. It is not just the speed of the athletes, but also the competition between stables. Never had I imagined that I could invest in several of these great horses. To have the ability to be a part owner alongside George Hall, who has a proven track record of finding and training great thoroughbreds, was an opportunity I could not pass on. Whether it is Max Player or the next one in the stable, I trust K&G to have them ready. A little bit about myself, I am an established investor and licensed attorney my career has spanned over three decades having held

senior level positions within investment management and hedge funds, private legal practice and real estate.

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Robert Plansker Vice President Operations, USMMA Alumni Association and Foundation

LEAD INVESTOR ⓘ   INVESTING $1,000 THIS ROUND



To be a part of a great venture.
Eric Beck



Love The Horses. Appreciate the opportunity to be apart of the action. Read about this in the Buffalo News.
Joseph Van Remmen
I enjoy golf, hiking, reading and watching sports.

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Our team
AND OUR MAJOR ACCOMPLISHMENTS



Jorge Velasquez
Board Member
https://en.wikipedia.org/wiki/Jorge_Vel%C3%A1squez



John Hall
CEO Adara Asset Management (Board Member)
Executive VP, Operations, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.



Tyler Sloan
SportBLX Securities
VP, Product & Marketing, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.
(in)

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In the news

       

Downloads

📄 Max Player Pedigree.pdf
📄 Swingman Pedigree.pdf
📄 Unnamed Weanling Colt Pedigree.pdf
📄 thoroughbreds-appraisal annestes 1 .pdf
📄 Brochure Teaser v092320.pdf
📄 Certificate of Incorporation Annestes Thoroughbreds Inc..pdf
📄 By Laws - Annestes Thoroughbreds.pdf

OWN A HIGH QUALITY STABLE OF HOMEBRED RACEHORSES

The company owns several horses, all homebred on Annestes Farm in Versailles, Kentucky. This provides investors with diversity and multiple opportunities for breeding as well as on-track excitement. The portfolio is led by **Max Player** a well-bred three-year old son of Honor Code. Ownership in Annestes Thoroughbreds gives investors a shot at being part of the **Thoroughbred Racing** experience.

PORTFOLIO DETAILS

The company will initially purchase interests in several racehorses, all homebred on Annestes Farms by K&G Stables LLC. Max Player, a three-year old colt by Honor Code colt

out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes, third place finisher in the G1 Belmont Stakes and third place finisher in the G1 Travers Stakes. Max Player is headed to the classic races in the balance of 2020. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races in the fall of 2020. An unnamed weanling colt by Midnight Lute are on the farm (the appraisals are set forth as an attachment on the site).

Please note in late September 2020, the Unnamed Filly previously owned in part by Annestes Thoroughbreds was sold for profit, and Annestes Thoroughbreds realized its pro rata share of the proceeds.

The company capital raise is being done at **$110 per share** with a minimum purchase of two shares.. The Company will also purchase additional interests in horses for racing and breeding .


Annestes Thoroughbreds owns an interest in:
Max Player
(Honor Code – Fools in Love)
Swingman
(Tonalist – Eternal Grace)
Unnamed Filly
(Munnings – Indy Annestesia)
Unnamed Colt
(Midnight Lute – Indy Annestesia)

HOW DOES IT WORK?

Annestes Thoroughbreds intends on raising capital to grow its roster of bloodstock and support its operations. The majority owner of Max Player, Swingman, the filly, and colt will contribute interests in each of these horses in exchange for cash and stock. Pro forma for the minimum offering size, interests in Max Player will comprise a majority of the non-cash enterprise value of the company. Use of proceeds from the offering will be to buy producing mares and fund stallion fees, and progeny can be sold or raced. Please note in late September 2020, the Unnamed Filly previously owned in part by Annestes Thoroughbreds was sold for profit, and Annestes Thoroughbreds realized its pro rata share of the proceeds.

Money raised from this offering will be used to purchase additional interests in racehorses for racing and breeding in addition to paying expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse. Additionally, excess cash received from purses may be used to make distributions to shareholders and/or purchase additional horses (investors will earn an equity stake in any additional horses).



OUR HISTORY

Led by George E. Hall and farm manager, Dale Holly, Annestes Thoroughbreds has had a

long history of success breeding horses on Annestes Farms and monetizing their values in the auction ring and campaigning them on the racetrack. Of the 89 horses bred, 60 were winners (67.41% versus the industry average of 45.33%), 7 were winners in Stakes Races (7.86% versus the industry average of 2.63%), and 5 were winners in Graded Stakes Races (5.61% versus the industry average of 0.77%). Notable homebred runners include: Pants on Fire out of Cabo De Noche (by: Jump Start) who won the Grade 2 Louisiana Derby, started in the Kentucky Derby, placed in the G1 Breeder's Cup Dirt Mile and earned $1.6 million, and stakes winners Calamity Kate ($621k earnings), My Adonis ($531k earnings), and Max Player ($373k life to date earnings). Notable yearling sales include Seahenge (sold for $750k), Guarded Secret (sold for $450k), Babeau (sold for $400k), and Capetown Lady (sold for $300k).

Invest today and join the Kentucky Derby dream!



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Annestes Thoroughbreds Inc.'s goal is to bring the thrill of thoroughbred ownership (both breeding and racing) to the everyday person. The company will owns a percentage of each of Max Player, Swingman, and an Unnamed Colt by Midnight Lute. Max Player is headed to the Preakness Stakes as his next race. Please note in late September 2020, the Unnamed Filly previously owned by Annestes Thoroughbreds was sold for profit, and Annestes Thoroughbreds realized its pro rata share of the proceeds.

Where will your company be in 5 years? ⌄

We would like the company to be a powerhouse in the racing and breeding industries executing our mission to innovate and bring new owners into the sport. With Max Player's recent third place finish in the Belmont Stakes and Travers our farm has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and stallion prospects to expose investors to the breeding business on the farm.

Why did you choose this idea? ⌄

Annestes Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition, an opportunity that has been unavailable to the general public.

What is SportBLX? ⌄

SportBLX is a web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

What is the difference between SportBLX, Swingman Thoroughbred and Annestes Thoroughbreds? What is the interplay between Swingman Thoroughbred and Annestes Thoroughbreds as far as offering size and resulting ownership to Swingman? ⌄

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. Annestes Thoroughbreds is a company which owns a portfolio of racehorses and is selling shares through SportBLX and Wefunder. Swingman Thoroughbred is a company

which owns interests in a single horse, Swingman, and is selling shares through SportBLX and Wefunder. Both Annestes Thoroughbreds and Swingman Thoroughbred are externally managed by K&G Stables LLC which is owned by George Hall, an executive of Annestes Thoroughbreds. John Hall, director of Annestes Thoroughbreds, is also a director of Swingman Thoroughbred.

Swingman Corp. has the ability to buy 100% of Swingman if it raises its maximum amount. If this is the case, Swingman Corp. will buy ownership interests in Swingman from Annestes at the appreciated price of $250,000. Annestes' balance sheet will benefit from the sale as it as a profit. However, we do not think it is likely that we reach the maximum in Swingman Corp., and both entities will continue to own interests in Swingman.

Do these horses have a race history? ⌄

The portfolio's lineup is led by Max Player, a G3 Winner of two races in six starts in addition to finishing third in the Belmont Stakes and Travers. Max Player also ran a strong race in the Kentucky Derby.

What horses are included in this portfolio? ⌄

Annestes Thoroughbreds is a company that owns interests in Max Player, Swingman, and an Unnamed Midnight Lute Colt. Max Player, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes and the third place finisher in the Belmont Stakes, a Triple Crown race. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races this year. An unnamed yearling colt by Midnight Lute out of Indy Annestesia is on the farm. Please note in late September 2020, the Unnamed Filly previously owned by Annestes Thoroughbreds was sold for profit, and Annestes Thoroughbreds realized its pro rata share of the proceeds.

What is special about this group of horses? ⌄

The portfolio's lineup is led by Max Player, a G3 Winner of two races in five starts, having finished third in the first Triple Crown race – the Belmont Stakes, and the Travers. Swingman is a well-bred colt by classic winner, Tonalist, and stakes-placed mare, Eternal Grace. While Max Player contributes the majority of the value to the company today, the other two horses provide enhanced value potential to the overall company.

How are you different than horse racing syndicates? ⌄

There are a few differences - the key one being that we do not charge a markup on the initial purchase. Our horses are being contributed at their appraised value, so we are not making a profit on the initial purchase (like the other partnerships). We also will not take a % of purses, and our compensation is in the form of a management fee and incentive fee (only after the investors have recouped their investment).

Annestes Thoroughbreds' goal is to make the thrill of thoroughbred ownership more accessible. The company is designed to be a portfolio and an ongoing enterprise, providing investors diversification and potential enhanced liquidity in the future. We are different than syndicate models in the industry and do not charge a markup to our investors.

Do investors have special access to races or other events? ⌄

Investors will have access to unique content on the SportBLX site and be eligible for unique on-track
and farm experiences.

How will I make money? ⌄

The company will own interests in racehorses and, thus, earn its pro rata share from the horses' race winnings, breeding rights, and any potential sales less its pro rata share of expenses. If the horses do well on the racetrack, earnings will be higher, and the horses will run in marquee races with high purses. If horses do extremely well on the racetrack, each may become a stallion prospect, in which case they will generate revenues from breeding, and their potential value in a disposition would increase. Shareholders will own equity interests in the company and benefit from its accrued earnings. The racehorse interests are assets, and they produce earnings and have operations. As a shareholder of the asset the company is entitled to its earnings and its proceeds in a disposition. If horses are sold for profit above their cost basis and accrued expenses, the Corporation will generate earnings.

What am I investing in? ⌄

Investors are purchasing an equity interest in a company that owns and will acquire interests in racehorses. Money raised from this offering will be used to purchase interests in horses or ownership interests in corporate entities that own horses and pay its pro rata share of expenses arising from the training, care, and other typical expenses necessary to manage a horse. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by the horses by virtue of its equity ownership in horses. The company owns equity in the horses no different then any other assets. The assets produce earnings and have operations. As a shareholder of the assets, the company is entitled to its earnings and its proceeds in a disposition.

What if I'm an accredited investor and want to invest more than is allowed through crowdfunding? ⌄

Annestes Thoroughbreds also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/annestes-thoroughbreds/.

What level of liquidity will your shares hold? Can I sell my shares? ⌄

The board of directors can elect to pay dividends to its shareholders from purse winnings or sales. If you execute an accredited investor transaction, secondary transactions will be available in one year. If you are a non-accredited investor, we will attempt to make a market in the shares in the future.

Shares are restricted from transfer for a period of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

How is the value of Company determined for the offering? ⌄

An appraisal memorandum is set forth as an attachment on the site.

What is the minimum? And any additional fees? ⌄

The minimum investment is $220 at $110 per share. Besides Wefunder's customary fees, there are no additional fees at closing. The Company's directors and officers are not compensated today. Instead, K&G Stables LLC (an affiliate entity) will provide management and administration services to the company for a fee of 10% of assets under management and a performance fee of 20% pursuant to a master services agreement. The offering amount is the post-money valuation of the company after the closing of the offering.

Does my account login for Wefunder also work on the SportBLX platform? ⌄

No, you will need to create a new and separate account on SportBLX.com.

I've invested in SportBLX Thoroughbreds through Wefunder, will my shares appear in my portfolio on SportBLX.com? ⌄

For now you will only see your shares on the Wefunder site. We will be pulling in positions from Wefunder onto SportBLX.com in the near future and will notify you when that occurs.

Are there any purchase rights for stallion prospectors? ⌄

All horses in the portfolio have strong pedigrees on both sides of their families. Owners of 5% of Annestes Thoroughbreds will have a right of first offer in a sale of any of the horses. Please see the attached Bylaws for more details.

Will there be any ongoing costs? ⌄

From a shareholder's perspective, there will not be any additional costs. However, Annestes Thoroughbreds will continue to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse.

If the equity is tied to the horse, what happens when the horse retires? How many more years would be the projected retirement of the horses up for equity? ⌄

The typical horse runs to about 5 years of age. Max Player is a 3 year-old, Swingman is 2 years old, and the Midnight Lute colt is a weanling. Upon completion of their racing careers, if the horse has done well, it can be sold to a breeder.

If Max Player is sold to a breeding operation as a breeding stallion, will small shareholders partake in the revenue of such sale? ⌄

If Max Player is sold or his breeding rights are sold, shareholders will benefit from the proceeds by virtue of their equity ownership in the Company.

What is your team's experience in the industry? ⌄

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

What are your revenue goals for 2020 and 2021 respectively? When do you expect to reach profitability? ⌄

Revenues for horse racing are difficult to predict. Revenues are realized from purse winnings from races and sales of racehorses. Our costs are quantifiable, so we should achieve profitability with revenue realization. However, horse racing is a risky endeavor, and revenues are not predictable. If you would like to speak further, please reach out to support@sportblx.com to schedule a conference call.

How will the proceeds be used? ⌄

The net proceeds from the sale of the shares will be used to acquire a percentage of the horses already owned, purchase additional horses to race, purchase fillies to race with the intention of breeding in the future, acquire mares for breeding purposes, build a broodmare breeding operation, raise foals for future sale or for racing and pay customary breeding and training fees including expenses related to medical, race entry fees, boarding fees and any other horse related expenses. Net proceeds from the sale of Shares may also be used to acquire new horses as determined by management of the company. The company relies on third party appraisals as an indication for valuation of the Horses. Valuation may differ from the appraisal.

How are expenses allocated for each horse? ⌄

Expenses are split between training, care, housing, and other expenses associated with owning racehorses. We plan on setting aside capital to meet the operating expense needs of the horses.

Moving forward, we will get updates on when the horses race in the future? ⌄

Yes, you will. We will continue to post updates to this site and also to https://sportblx.com/offerings/annestes-thoroughbreds/